InterOil Announces Completion of ExxonMobil Transaction

SINGAPORE and PORT MORESBY, Papua New Guinea, Feb. 22, 2017 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) today announced the completion of the previously announced transaction with Exxon Mobil Corporation (NYSE: XOM). Under the terms of the transaction, ExxonMobil acquired all of the outstanding common shares of InterOil, and InterOil shareholders received 0.5459 shares of ExxonMobil for each InterOil common share and a contingent resource payment (that has been deposited into escrow on closing and will be subsequently released, with applicable adjustments, following certification of the Elk-Antelope resource). With the completion of the transaction, the common shares of InterOil will be de-listed from the New York Stock Exchange.

Registered holders of InterOil's common shares are reminded that they must properly complete, sign and return the letter of transmittal, along with their share certificate(s), to Computershare Investor Services Inc., as depositary, in order to receive the consideration they are entitled to under the transaction.

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Legal Notice

None of the securities anticipated to be issued pursuant to the ExxonMobil transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the ExxonMobil transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.